Exhibit 99.3

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

E85167-P29261

RADWARE LTD.
Annual General Meeting of Shareholders
October 24, 2019
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Doron Abramovitch and Hannah Mordechai, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel Local Time) on October 24, 2019, at Radware Ltd., 22 Raoul Wallenberg Street,Tel Aviv 6971917, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. The proxies are authorized in their discretion to vote upon such other business as may properly come before the meeting or any adjournment thereof.

Continued and to be signed on reverse side

RADWARE LTD. 22 RAOUL WALLENBERG ST. TEL AVIV 6971917, ISRAEL ATTN: HANNAH MORDECHAI
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on October 23, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on October 23, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E85167-P29261	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY
RADWARE LTD.

The Board of Directors recommends you vote FOR proposals 1 - 8:

1.	Election of Class II directors of the Company until the Annual General Meeting of Shareholders to be held in 2022.	For	Against	Abstain

	1a. Mr. Roy Zisapel	☐	☐	☐

	1b. Mr. Joel Maryles	☐	☐	☐			For	Against	Abstain

2.	To re-elect Prof. Yair Trauman as an external director of the company for a period of three years.	☐	☐	☐	6.	To approve and ratify the purchase of a D&O insurance policy and related amendments to the Company's Compensation Policy for Executive Officers and Directors.	☐	☐	☐

2a.
Please confirm that you DO NOT have a "personal interest" in Proposal 2 by checking the "YES" box. If you cannot confirm that you do not have a personal interest in Proposal 2, check the "NO" box. As described under the heading "Required Vote" in item 2 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of your shareholdings in Radware.
		Yes ☐	No ☐			6a.
Please confirm that you DO NOT have a "personal interest" in Proposal 6 by checking the "YES" box. If you cannot confirm that you do not have a personal interest in Proposal 6, check the "NO" box. As described under the heading "Required Vote" in item 6 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of your shareholdings in Radware.
							Yes ☐	No ☐

		For	Against	Abstain			For	Against	Abstain

3.	To approve an increase of the Company’s authorized share capital from 60,000,000 to 90,000,000 ordinary shares and related amendments to the Company’s Memorandum of Association and Articles of Association.	☐	☐	☐	7.	To approve grants of equity-based awards to the non-employee directors of the Company.	☐	☐	☐
4.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company.	☐	☐	☐

4a.
Please confirm that you DO NOT have a "personal interest" in Proposal 4 by checking the "YES" box. If you cannot confirm that you do not have a personal interest in Proposal 4, check the "NO" box. As described under the heading "Required Vote" in item 4 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of your shareholdings in Radware.
		Yes ☐	No ☐			7a.
Please confirm that you DO NOT have a "personal interest" in Proposal 7 by checking the "YES" box. If you cannot confirm that you do not have a personal interest in Proposal 7, check the "NO" box. As described under the heading "Required Vote" in item 7 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of your shareholdings in Radware.

							Yes ☐	No ☐
		For	Against	Abstain
IMPORTANT INSTRUCTION (PERSONAL INTEREST): If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact Adv. Hannah Mordechai at telephone number: +972-72-391-7368; fax number: +972-3-766-8982; or email hannahm@Radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.

5.	To approve modifications in the size of the annual bonus to the President and Chief Executive Officer of the Company.	☐	☐	☐

5a.
Please confirm that you DO NOT have a "personal interest" in Proposal 5 by checking the "YES" box. If you cannot confirm that you do not have a personal interest in Proposal 5, check the "NO" box. As described under the heading "Required Vote" in item 5 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of your shareholdings in Radware.
		Yes ☐	No ☐				For ☐	Against ☐	Abstain ☐
8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

					Please indicate if you plan to attend this meeting.		Yes ☐	No ☐

NOTE: In addition to adopting the above resolutions, at the Annual General Meeting the Company will present and discuss the financial statements of the Company for the year ended December 31, 2018 and the Auditors Report for this period; and transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date